UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 1, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT IN RELATION TO THE APPROVAL OF

THE APPLICATION FOR NON-PUBLIC ISSUANCE OF

A SHARES FROM THE CSRC

The Board of the Company and all directors warrant that this announcement does not contain any false information, misleading statement or material omission and accept responsibilities for the truthfulness, accuracy and completeness of the contents contained herein.

References are made to the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 10 May 2022, its overseas regulatory announcements dated 10 May 2022, 20 June 2022, 23 June 2022, 27 July 2022, 16 August 2022, 22 August 2022, 9 September 2022, 31 October 2022, 7 November 2022 and 14 November 2022, its circular dated 9 June 2022 (the “Circular”) and its poll results announcement dated 29 June 2022, in relation to, among others, the non-public issuance of A shares by the Company. Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

On 28 November 2022, the Company received the Approval of the Non-public Issuance of Shares of China Eastern Airlines Corporation Limited (Zheng Jian Xu Ke [2022] No. 2995) issued by the China Securities Regulatory Commission (the “CSRC”). Details of the approval are as follows:

1.

The CSRC has approved the non-public issuance of not more than 5,662,332,023 new shares of the Company. In the event of change in the total share capital resulting from conversion into share capital, the number of shares to be issued under the non-public issuance may be adjusted accordingly.

2.	The issuance of shares shall be implemented strictly in accordance with the application documents submitted to the CSRC by the Company.

3.	The approval shall be valid for 12 months from the date of approval of the issuance.

4.

If any significant event of the Company occurred during the period from the date of approval of the issuance to the completion of the issuance of shares, the Company shall report it to the CSRC in a timely manner and handle such matter according to the relevant provisions.

The Board of the Company shall handle the matters concerning the non-public issuance of A shares within the prescribed time limit and fulfil the information disclosure obligations in a timely manner in accordance with the requirements of relevant laws and regulations and the approval as well as the authorisation obtained at the general meeting of the Company.

The contact persons and contact information of the non-public issuance of A shares are as follows:

1.	Issuer: China Eastern Airlines Corporation Limited

Contact Person: Zhu Zekun (朱澤坤)

Telephone number: 021-22330932

2.	Sponsor (lead underwriter): China International Capital Corporation Limited

Sponsor representative: Xu Zhijun (徐志駿), Xia Yuyang (夏雨揚)

Contact person: Xu Zhijun (徐志駿)

Telephone number: 021-58796226

Fax number: 021-58797827

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 29 November 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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